

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Mr. Milton Johnson
President and Chief Financial Officer
HCA Holdings, Inc.
One Park Plaza
Nashville, TN 37203

Re: HCA Holdings, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 001-11239

Dear Mr. Johnson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue/Volume Trends, page 30

1. Please provide us an analysis that demonstrates how under your accounting policy you were able to recognize $39 million and $51 in Medicaid and Medicare incentive program revenues during the quarters ended June 30, 2011 and September 30, 2011, respectively, given that the final EHR incentive payment is required to be based on a cost report year that begins within the EHR reporting period. Since the EHR reporting period began on October 1, 2010, it is not clear how cost report information for the cost report year that will determine the final calculation of the incentive payment would have been available.

2. Please provide us an analysis supporting classification of amounts recognized for Medicaid and Medicare incentive programs in the line item "Revenues" within your Condensed Consolidated Income Statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant